UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Andrew A. Allen
115 Stonegate Court
Rowell, Georgia 30075
(678) 491-4844

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

      *   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 8

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew A. Allen Family Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
Not Applicable.

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	(7)	SOLE VOTING POWER
NUMBER OF		1,969,400
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,969,400

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,969,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

(14)	TYPE OF REPORTING PERSON*
PN

CUSIP No. 89267P 10 5	Page 3 of 8

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew A. Allen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
Not Applicable.

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	(7)	SOLE VOTING POWER
NUMBER OF		1,969,400
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,969,400

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,969,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

(14)	TYPE OF REPORTING PERSON*
IN

CUSIP No. 89267P 10 5	Page 4 of 8

     This Amendment No. 4 further amends Item 5 of the Statement on Schedule 13D filed by Andrew A. Allen with the Securities and Exchange Commission on January 10, 2001, as amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on September 20, 2002 and Amendment No. 3 filed on December 10, 2002, with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc. (“Issuer”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

Information with respect to Andrew A. Allen Family Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through April 11, 2003:

               (i) On March 28, 2003, the limited partnership sold 1,400 shares of Common Stock on the open market for $3.75 per share;

               (ii) On April 1, 2003, the limited partnership sold 32,600 shares of Common Stock on the open market for $3.75 per share;

               (ii) On April 2, 2003, the limited partnership sold 66,000 shares of Common Stock on the open market for $3.75 per share;

               (iv) On April 2, 2003, the limited partnership sold 10,000 shares of Common Stock on the open market for $3.90 per share;

               (v) On April 2, 2003, the limited partnership sold 11,000 shares of Common Stock on the open market for $3.95 per share;

               (vi) On April 3, 2003, the limited partnership sold 9,444 shares of Common Stock on the open market for $3.90 per share;

               (vii) On April 3, 2003, the limited partnership sold 31,500 shares of Common Stock on the open market for $3.95 per share;

               (viii) On April 7, 2003, the limited partnership sold 20,000 shares of Common Stock on the open market for $3.80 per share;

               (ix) On April 7, 2003, the limited partnership sold 37,500 shares of Common Stock on the open market for $3.85 per share;

CUSIP No. 89267P 10 5	Page 5 of 8

               (x) On April 7, 2003, the limited partnership sold 8,300 shares of Common Stock on the open market for $3.86 per share;

               (xi) On April 8, 2003, the limited partnership sold 20,000 shares of Common Stock on the open market for $3.80 per share;

               (xii) On April 8, 2003, the limited partnership sold 4,200 shares of Common Stock on the open market for $3.85 per share;

               (xiii) On April 8, 2003, the limited partnership sold 10,556 shares of Common Stock on the open market for $3.90 per share;

               (xiv) On April 8, 2003, the limited partnership sold 9,000 shares of Common Stock on the open market for $4.00 per share;

               (xiv) On April 8, 2003, the limited partnership sold 66,800 shares of Common Stock on the open market for $4.20 per share;

               (xv) On April 8, 2003, the limited partnership sold 3,800 shares of Common Stock on the open market for $4.21 per share;

               (xvi) On April 8, 2003, the limited partnership sold 2,000 shares of Common Stock on the open market for $4.22 per share;

               (xvii) On April 8, 2003, the limited partnership sold 600 shares of Common Stock on the open market for $4.221 per share;

               (xviii) On April 8, 2003, the limited partnership sold 1,500 shares of Common Stock on the open market for $4.229 per share;

               (xix) On April 8, 2003, the limited partnership sold 200 shares of Common Stock on the open market for $4.24 per share;

               (xx) On April 8, 2003, the limited partnership sold 19,100 shares of Common Stock on the open market for $4.25 per share;

               (xxi) On April 8, 2003, the limited partnership sold 5,800 shares of Common Stock on the open market for $4.28 per share;

               (xxii) On April 9, 2003, the limited partnership sold 3,000 shares of Common Stock on the open market for $4.50 per share;

               (xxiii) On April 9, 2003, the limited partnership sold 21,200 shares of Common Stock on the open market for $4.55 per share;

               (xxiv) On April 9, 2003, the limited partnership sold 100 shares of Common Stock on the open market for $4.56 per share;

CUSIP No. 89267P 10 5	Page 6 of 8

               (xxv) On April 9, 2003, the limited partnership sold 400 shares of Common Stock on the open market for $4.59 per share;

               (xxvi) On April 11, 2003, the limited partnership sold 25,000 shares of Common Stock on the open market for $4.40 per share; and

               (xxvii) On April 11, 2003, the limited partnership sold 2,600 shares of Common Stock on the open market for $4.70 per share.

     (d)  Not applicable.

     (e)  Andrew A. Allen Family Limited Partnership ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on April 11, 2003.

Information with respect to Andrew A. Allen:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through April 11, 2003:

               (i) On March 6, 2003, Andrew A. Allen sold 4,500 shares of Common Stock on the open market for $2.23 per share;

               (ii) On March 7, 2003, Andrew A. Allen sold 47,000 shares of Common Stock on the open market for $2.40 per share;

               (iii) On March 7, 2003, Andrew A. Allen sold 18,000 shares of Common Stock on the open market for $2.45 per share;

               (iv) On March 10, 2003, Andrew A. Allen sold 5,300 shares of Common Stock on the open market for $2.50 per share;

               (v) On March 10, 2003, Andrew A. Allen sold 7,360 shares of Common Stock on the open market for $2.51 per share;

               (vi) On March 10, 2003, Andrew A. Allen sold 300 shares of Common Stock on the open market for $2.511 per share; and

               (vii) See information above regarding transactions during the last 60 days by Andrew A. Allen Family Limited Partnership.

CUSIP No. 89267P 10 5	Page 7 of 8

     (d)  Not applicable.

     (e)  Andrew A. Allen ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on April 11, 2003.

CUSIP No. 89267P 10 5	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2003	/s/ Andrew A. Allen

(Date)	(Signature)

Andrew A. Allen, President of Allen Holdings Corp., the general partner of Andrew A. Allen Family Limited Partnership

(Name and Title)

April 16, 2003	/s/ Andrew A. Allen

(Date)	(Signature)

Andrew A. Allen, individually

(Name and Title)